Mail Stop 4561

				August 19, 2005

Jack Harper
BSI2000, Inc.
12600 West Colfax Ave. Suite B410
Lakewood, Colorado, 80215

Re:	Form 10-KSB for Fiscal Year Ended December 31, 2004
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Form 10-KSB/A for Fiscal Year Ended December 31, 2004 Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005 Form 8-K filed on August 11, 2005
		File No. 000-28287

Dear Mr. Harper:

	We have reviewed your response letter dated July 8, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Convertible Debt, page F-17

Prior Comment No. 1

1. We note your response to comment no. 1 and have the following comment. Tell us why you believe that the beneficial conversion feature should be recognized immediately instead of being recognized over the life of the related debt. In this regard, indicate how your accounting complies with Issue 6 of EITF 00-27. That is, the Issue states that the discount should be recognized over the redemption period even when there is an earlier conversion date. In addition, since the discount is attributable to debt, the resulting charge should be classified as interest expenses instead of financing cost in your Statements of Operations.

Form 10-KSB/A for the year ended December 31, 2004

Controls and Procedures, page 21

2. We note in your 10-KSB/A and 10-QSB/A filed on August 8, 2005 that your "Chief Executive Officer and Interim Chief Financial Officer...have concluded that [as of December 31, 2004], BSI`s disclosure controls and procedures were adequate and effective..." In light of the restatement of your December 31, 2004 and March 31,
2005 consolidated financial statements, explain how management was able determine that your disclosure controls and procedures were effective as of December 31, 2004 and March 31, 2005.

3. We note in the Form 10-KSB/A that the report of Ehrhardt Keefe Steiner & Hottman PC is dated March 11, 2005. Note that SAS No. 1,
Dating of the Independent Auditor`s Report (AICPA, Professional Standards, vol. 1, AU sec. 530) states that, if the auditor is aware of a material subsequent event that has occurred after the completion of fieldwork but before issuance of the report that should be disclosed, his only options are to dual date the report or date the report as of the date of the subsequent event and extend the procedures for review of subsequent events to that date. Explain why the independent registered public accounting firm did not change the report date as a result of the restatement of the consolidated financial statements.


Form 8-K filed on August 11, 2005
4. Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

* The date of the conclusion regarding the non-reliance; and

* A statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,



Stephen Krikorian
Accounting Branch Chief

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Jack Harper
BSI2000, Inc.
August 19, 2005
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